IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

FINANCIAL ASSET SECURITIES CORP.
(Exact Name of Registrant as Specified in Charter

1063197
(registrant CIK Number)

Form 8-K for April 18, 2002
(Electronic report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

33-99018
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

4

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwich, State of Connecticut, on April 22, 2002.

FINANCIAL ASSET SECURITIES CORP.

By: ____________________

Name: Prue Larocca

Title: Senior Vice President

Exhibit Index

Exhibit		Page
99.1	Marketing Materials Prepared by Greenwich Capital Markets, Inc.	5

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE MARKETING MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

MARKETING MATERIALS
PREPARED BY GREENWICH CAPITAL MARKETS, INC.

for

FINANCIAL ASSET SECURITIES CORP.

C-BASS Mortgage Loan Asset-Backed Certificates, Series 2002-CB2

C-BASS℠
CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC

$271,025,000 Certificates (approximate)

C-BASS Mortgage Loan
Asset-Backed Certificates, Series 2002-CB2
Classes A-1, A-2, A-IO, M-1, M-2, B-1 & B-2

Financial Asset Securities Corp.
Depositor

Credit-Based Asset Servicing and Securitization LLC
Seller

Litton Loan Servicing LP
Servicer

April 18, 2002

GREENWICH CAPITAL

Preliminary Term Sheet #2 ***Date Prepared: April 18, 2002***

$271,025,000 (Approximate)

C-BASS Mortgage Loan Asset-Backed Certificates, Series 2002-CB2

Class	Approximate Size (1)	Class Type	Coupon Type (2,6)	WAL (Yrs) Call/Mat (5)	Pmt Window (Mos) Call/Mat (5)	Expected Ratings S&P	Moody's	Fitch
A-1	$169,265,000	Floating Rate Senior	1mL + [ ]	2.68/2.93	1-91/1-207	AAA	Aaa	AAA
A-2	$66,349,000	Floating Rate Senior Mezz	1mL + [ ]	2.57/2.8	1-91/1-204	AAA	Aaa	AAA
A-IO	(3)	Fixed Rate Senior- IO	TBD (4)	NA	NA	AAA	Aaa	AAA
M-1	$11,576,000	Floating Rate Mezz	1mL + [ ]	5.04/5.55	39-91/39-159	AA	Aa	AA
M-2	$10,896,000	Floating Rate Mezz	1mL + [ ]	5.01/5.44	38-91/38-142	A	A	A
B-1	$8,853,000	Floating Rate Sub	1mL + [ ]	4.98/5.16	37-91/37-121	BBB	Baa	BBB
B-2 (8)	$4,086,000	Floating Rate Sub		Not Offered				
Total	**$271,025,000**							

Notes:

(1) The Class A-1 Certificates are backed primarily by the cash flows from the Group I Mortgage Pool. The Class A-2 Certificates are backed primarily by the cash flows from the Group II Mortgage Pool. The Class A-IO, Class M-1, Class M-2, Class B-1 and Class B-2 Certificates are backed by the cash flows from both the Group I Mortgage Pool and Group II Mortgage Pool. The Approximate Size is subject to a permitted variance of plus or minus 10%.

(2) If the optional clean-up call is not exercised by the Servicer or an affiliate, the margin on the Class A-1 and Class A-2 Certificates will double, the margin on the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates will increase by 1.5x.

(3) Notional amount; the notional amount will be the lesser of (a) the aggregate principal balance of the Mortgage Loans and (b)(i) for months 1 through 6, $[182,630,000], (ii) for months 7 through 12, $[87,164,000] and (iii) $0 thereafter.

(4) The Class A-IO is a 12 month interest only class and will receive interest at a fixed rate of [4.20]% for months 1 through 12 and 0% thereafter.

(5) See "Pricing Prepayment Speed" herein.

(6) The Class A-1, Class A-2, Class M-1, Class M-2, Class B-1 and Class B-2 Certificates are subject to a maximum rate equal to the lesser of (i) [12.00%] and (ii) the Pool Cap.

(7) All of the Certificates, except for the Class A-IO Certificates, will settle flat. The Class A-IO Certificates will settle with accrued interest.

(8) The Class B-2 Certificates are not being offered publicly.

SUMMARY OF TERMS

Title of Securities:	C-BASS Mortgage Loan Asset-Backed Certificates, Series 2002-CB2
Certificates:	Class A-1, Class A-2, Class A-IO, Class M-1, Class M-2, Class B-1 and Class B-2 Certificates.
Senior Certificates:	Class A-1, Class A-2 (the "Senior Mezzanine Certificate" and together with the Class A-1 Certificates, the "Class A Certificates") and the Class A-IO Certificates (together with the Class A Certificates, the "Senior Certificates").
Subordinate Certificates:	Class M-1, Class M-2, Class B-1 and Class B-2 Certificates.
Servicer:	Litton Loan Servicing LP, a subsidiary of the Seller.
Seller:	Credit-Based Asset Servicing and Securitization LLC ("C-BASS")
Depositor:	Financial Asset Securities Corp. ("FASCO")
Trustee:	U.S. Bank National Association
Custodian:	The Bank of New York
Rating Agencies:	Standard and Poor's ("S&P"), Moody's Investors Service ("Moody's") and Fitch Ratings ("Fitch")
Lead Underwriter:	Greenwich Capital Markets, Inc.
Co-Manager:	Merrill Lynch & Co. and Residential Funding Securities Corporation
Settlement Date:	On or about April 30, 2002.
Distribution Dates:	The 25th of each month, or if such day is not a business day, the next succeeding business day, beginning on May 28, 2002.
Record Date:	For the Certificates (other than the Class A-IO Certificates), the Record Date is the business day preceding the Distribution Date. With respect to the Class A-IO Certificates, the Record Date is the last business day of the month immediately preceding the month in which the related Distribution Date occurs, or the Closing Date, in the case of the first Distribution Date.
Cut-off Date:	The close of business April 1, 2002.
Payment Delay:	With respect to the Certificates (other than the Class A-IO Certificates), 0 days and with respect to the Class A-IO Certificates, 24 days.
Day Count:	With respect to the Certificates (other than the Class A-IO Certificates), Actual/360 and with respect to the Class A-IO Certificates, 30/360.
Servicing Fee:	0.50% per annum.
Trustee Fee:	[0.01]% of the aggregate principal balance of the Mortgage Loans.
Special Servicing Fee:	$150 per Mortgage Loan that is 90 or more days delinquent and is not a Re-Performing Loan or a second or third lien Mortgage Loan, payable monthly for eighteen consecutive months commencing in the first month after the Cut-off Date in which payments on such Mortgage Loan are 90 or more days delinquent, unless such Mortgage Loan becomes less than 90 days delinquent or is liquidated or repurchased. The Special Servicing Fee will be subordinate to payments to the Certificates.

Optional Clean-Up Call:	Any Distribution Date on or after which the aggregate principal balance of the Mortgage Loans declines to 10% or less of the aggregate principal balance as of the Cut-off Date ("Cut-off Balance").
Denomination:	$25,000 and multiples of $1 in excess thereof.
SMMEA Eligibility:	The Certificates will ***not*** be SMMEA eligible.
ERISA Eligibility:	The Class A-1 and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	The Certificates will be designated as regular interests in one or more REMICs and, as such, will be treated as debt instruments of a REMIC for federal income tax purposes.

Mortgage Pool:

As of the Cut–off date, the "Group I Mortgage Pool" consisted primarily of performing, conforming balance, first and second lien, fixed and adjustable rate mortgage loans with an aggregate principal balance of $195,683,338.

As of the Cut–off date, the "Group II Mortgage Pool" consisted primarily of performing, sub-performing, re-performing, conforming and nonconforming balance, first, second lien and third lien, fixed and adjustable rate mortgage loans with an aggregate principal balance of $76,704,773 (together with the Group I Mortgage Pool, the "Mortgage Pool").

For further Mortgage Pool information please see the "Description of the Collateral" below.

Pricing Prepayment Speed:

The Certificates were priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans: 115% of the PPC (100% PPC for Fixed Rate Mortgage Loans is equal to [4% - 20% CPR over 12 months]).

Adjustable Rate Mortgage Loans: 100% of the PPC (100% PPC for Adjustable Rate Mortgage Loans is equal to [4% - 35% over 18 months]).

Monthly Servicer Advances:

Actuarial Loans

The Servicer is required to advance scheduled principal and interest (net of the Servicing Fee) for any delinquent Mortgage Loan until such loan becomes an REO or until it deems such advance to be nonrecoverable. The Servicer is not obligated to make such advance with respect to a reduction in the monthly payment due to bankruptcy proceedings or the application of the Soldiers' and Sailors' Civil Relief Act of 1940, as amended (the "Relief Act").

Simple Interest Loans

The Servicer is not required to advance scheduled principal and interest for any delinquent Mortgage Loan.

Prepayment Interest Shortfall:

For any Distribution Date, an amount equal to the interest at the mortgage interest rate for such Mortgage Loan (the "Mortgage Interest Rate") (net of the related Servicing Fee) on the amount of such principal prepayment for the number of days commencing on the date on which the principal prepayment is applied and ending on the last day of the prior calendar month. The Servicer will cover Prepayment Interest Shortfalls on Mortgage Loans to the extent that this amount does not exceed one-half of its servicing fee for such Distribution Date. However, the Servicer will not cover Prepayment Interest Shortfalls on Mortgage Loans that are subject to the Soldiers' and Sailors' Civil Relief Act of 1940, as amended or on Simple Interest Loans.

INTEREST DISTRIBUTIONS

Formula Rate: The Formula Rate for the Class A-1, Class A-2, Class M-1, Class M-2, Class B-1 and Class B-2 Certificates is as follows:

- Prior to the Optional Clean-up Call: the lesser of (1) 1-Month LIBOR plus a margin which will be set at pricing for each class and (2) [12.00%].
- After the Optional Clean-up Call: the lesser of (1) 1-Month LIBOR plus 2 times the original margin for the Class A Certificates and 1-Month LIBOR plus 1.5 times the original margin for the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates and (2) [12.00%].

Pass-Through Rate: The monthly Pass-Through Rate for each of the Class A-1, Class A-2, Class M-1, Class M-2, Class B-1 and Class B-2 Certificates on each Distribution Date is the lesser of:

(x) the Formula Rate for such Class; and

(y) the Pool Cap for the Distribution Date.

Interest Accrual:

- Interest will accrue on the Class A-1, Class A-2, Class M-1, Class M-2, Class B-1 and Class B-2 Certificates at the applicable Pass-Through Rate.
- For any Distribution Date, except for the first accrual period, interest on the Class A-1, Class A-2, Class M-1, Class M-2, Class B-1 and Class B-2 Certificates will accrue from the last Distribution Date to the day preceding the current Distribution Date on an Actual/360 basis. The first accrual period for the Certificates, except the Class A-IO Certificates, will begin on the Settlement Date and end on May 27, 2002. Interest will accrue on the Class A-IO Certificates from and including the first day of each month up to and including the last day of such month preceding the current Distribution Date, on a 30/360 basis.

Interest Carry Forward Amount: As of any Distribution Date, the sum of:

(x) the excess, if any, of the accrued certificate interest and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date; and

(y) with respect to the Certificates (other than the Class A-IO Certificates), interest on such excess at the applicable Pass-Through Rate on the basis of the actual number of days elapsed since the prior Distribution Date.

LIBOR Carryover Amount: If on any Distribution Date, the Formula Rate for any class of Certificates is limited by the Pool Cap, the LIBOR Carryover Amount will equal the excess of (i) the amount of interest that each Class of Certificates would have been entitled to receive on such Distribution Date based on the applicable Formula Rate, over (ii) the amount of interest the Certificates received on such Distribution Date based on the Pool Cap, together with the unpaid portion of any such excess from prior Distribution Dates plus interest accrued thereon. The LIBOR Carryover Amount will be distributed first to the Class A-1 and Class A-2 Certificates on a pro rata basis, and second sequentially to the Subordinate Certificates in order of their seniority.

Excess Interest: Excess Interest to the extent it is not used for other required purposes, including to cover interest or principal shortfalls on the Certificates or to fund any overcollateralization deficit, will be available to make payments of the LIBOR Carryover Amount to the Certificates.

Group I Class A-IO Interest Distribution: For any Distribution Date, an amount equal to the Class Interest Distribution Amount for the Class A-IO Certificates multiplied by a fraction, the numerator of which is the aggregate principal balance of the Group I Mortgage Pool and the denominator is the aggregate principal balance of the Mortgage Pool.

Group II Class A-IO Interest Distribution: For any Distribution Date, an amount equal to the Class Interest Distribution Amount for the Class A-IO Certificates multiplied by a fraction, the numerator of which is the aggregate principal balance of the Group II Mortgage Pool and the denominator is the aggregate principal balance of the Mortgage Pool.

Class Interest Distribution Amount: For any Class and each Distribution Date, current interest as well as any Interest Carry Forward Amounts.

Senior Certificate Interest Distribution Amount: On each distribution date the Class Interest Distribution Amount due on the Senior Certificates will be paid in the following order of priority:

(a) from the interest collections derived from the Group I Mortgage Pool
  (i) first, concurrently on a pro rata basis to the Class A-1 Certificates the Class Interest Distribution Amount for the Class A-1 Certificates, and to the Class A-IO Certificates the Group I Class A-IO Interest Distribution;
  (ii) second, concurrently on a pro rata basis to the Class A-2 Certificates the Class Interest Distribution Amount for the Class A-2 Certificates, and to the Class A-IO Certificates the Group II Class A-IO Interest Distribution, in each case to the extent not paid pursuant to clause (b)(i) below;

(b) from the interest collections derived from the Group II Mortgage Pool
  (i) first, concurrently on a pro rata basis to the Class A-2 Certificates the Class Interest Distribution Amount for the Class A-2 Certificates, and to the Class A-IO Certificates the Group II Class A-IO Interest Distribution;
  (ii) second, concurrently on a pro rata basis to the Class A-1 Certificates the Class Interest Distribution Amount for the Class A-1 Certificates, and to the Class A-IO Certificates the Group I Class A-IO Interest Distribution, in each case to the extent not paid pursuant to clause (a)(i) above.

Subordinate Certificate Interest Distribution Amount: On each distribution date, interest collections derived from the Mortgage Pool and remaining after paying the Class Interest Distribution Amount due on the Senior Certificates will be used to pay the Class Interest Distribution Amount due on the Subordinate Certificates sequentially in order of their seniority.

Yield Maintenance Agreement: On the closing date, the trustee will enter into a Yield Maintenance Agreement to make payments in respect of the LIBOR Carryover Amount to the Class A-1 and Subordinate Certificates. **Neither the Class A-2 nor the Class A-IO Certificates will be beneficiaries of the Yield Maintenance Agreement.** The notional balance of the Yield Maintenance Agreement will be based upon the balance of the Group I fixed rate mortgage loans amortizing at the Pricing Prepayment Speed described herein. The strike rates on the Yield Maintenance Agreement will be as follows:

Distribution Date	Strike Rate
[May 25, 2002 to April 25, 2003]	[6.00-12.00%]
[May 25, 2003 to April 25, 2004]	[7.25-12.00%]
[May 25, 2004 to April 25, 2007]	[7.50-12.00%]

The Yield Maintenance Agreement will terminate after the Distribution Date in April 2007.

Pool Cap: The Pool Cap shall equal the average of the Mortgage Interest Rates (net of the Servicing Fee, Trustee Fees, mortgage insurance premium and the Class A-IO interest distribution), weighted on the basis of the Mortgage Loan balances as of the first day of the related collection period, expressed on the basis of an assumed 360-day year and the actual number of days elapsed during the related accrual period.

PRINCIPAL DISTRIBUTIONS

Principal Remittance Amount: The sum of (i) all principal amounts collected or advanced on the Mortgage Loans during the related collection period or prepayment period, as applicable, less the amount, if any, by which the overcollateralization amount for the Offered Certificates exceeds the Targeted Overcollateralization Amount for such Distribution Date and (ii) the amount, if any, by which the Targeted Overcollateralization Amount exceeds the overcollateralization amount for such Distribution Date.

Principal Payments for the Class A-1 and Class A-2 Certificates: On each distribution date (a) prior to the Stepdown Date or (b) during the continuation of a Trigger Event, the Principal Remittance Amount will be paid in the following order of priority:

(a) from the portion of the Principal Remittance Amount derived from the Group I Mortgage Pool, sequentially to the Class A-1 Certificates and the Class A-2 Certificates, in that order, until the respective Class Principal Balance has been reduced to zero; and

(b) from the portion of the Principal Remittance Amount derived from the Group II Mortgage Pool, sequentially to the Class A-2 Certificates and the Class A-1 Certificates, in that order, until the respective Class Principal Balance has been reduced to zero.

Any Excess Interest required to be paid as part of the Principal Remittance Amount will be distributed (a) To the Class A-1 Certificates an amount equal to Excess Interest attributable to the Group I Mortgage Pool and (b) To the Class A-2 Certificates an amount equal to Excess Interest attributable to the Group II Mortgage Pool.

Class M-1, Class M-2, Class B-1 and Class B-2 Principal Distributions: On any Distribution Date prior to the Stepdown Date or during the continuation of a Trigger Event, the Subordinate Certificates will NOT receive any principal payments. Any portion of the Principal Remittance Amount remaining after the Class A Certificates have been reduced to zero will be distributed first to the Class M-1 Certificates, second, to the Class M-2 Certificates, third, to the Class B-1 Certificates and fourth, to the Class B-2 Certificates until their respective principal balances have been reduced to zero.

On any Distribution Date on or after the Stepdown Date and so long as a Trigger Event is not in effect, any portion of the Principal Remittance Amount remaining after the Class A principal distribution amount has been distributed, will be distributed to the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates, in that order, up to their Subordinate Principal Distribution Amounts.

The "Subordinate Principal Distribution Amount" for the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates, respectively, is the excess, of (x) the sum of the certificate principal balance of such Class and all more senior classes of the Certificates (after taking into account principal distributions to the more senior certificates) over (y) the lesser of (A) the product of (i) the related class target credit enhancement percentage and (ii) the aggregate balance of the Mortgage Pool as of the last day of the related collection period and (B) the aggregate balance of the Mortgage Pool as of the last day of the related collection period minus the product of (i) 0.50% and (ii) the aggregate balance of the Mortgage Pool as of the Cut-off Date.

CREDIT ENHANCEMENT – Senior/Subordinate Structure

Credit Enhancement: Credit enhancement for the Certificates will consist of (i) Excess Interest collections, (ii) Overcollateralization, (iii) the MI Policy issued by MGIC and (iv) the subordination of Certificates with lower payment priorities including, for benefit of the Class A-1 Certificates, the Senior Mezzanine Certificates.

Overcollateralization: On any Distribution Date, interest and principal collections on the Mortgage Loans in excess of the amount required to make interest and principal distributions on the Certificates will be applied first to cover certain shortfalls on the Senior Certificates, then to maintain the overcollateralization for the Certificates and finally, to cover certain shortfalls on the Subordinate Certificates.

Targeted Overcollateralization Amount: Prior to the Stepdown Date, [0.50]% of the aggregate initial principal balance of the Mortgage Loans. On and after the Stepdown Date, the lesser of (i) [0.50]% of the aggregate initial principal balance of the Mortgage Loans and (ii) the greater of (A) [1.00]% of the aggregate current principal balance of the Mortgage Loans and (B) 0.50% of the aggregate initial principal balance of the Mortgage Loans.

Stepdown Date: The later to occur of:
(x) the earlier to occur of:
(i) the Distribution Date in May 2005; and

(ii) the Distribution Date on which the aggregate principal balance of the Class A Certificates is reduced to zero.

(y) the first Distribution Date on which the Class A enhancement percentage equals twice its initial amount.

Subordination: If excess spread and overcollateralization are insufficient to cover losses on any Mortgage Loans, those losses will be applied in reduction of the principal balances of the Senior Mezzanine Certificate and the Subordinate Certificates, in reverse order of seniority.

The Lender Paid MI Policy: As of the Cut-off Date, approximately [41.18]% of the Mortgage Loans will be covered by a mortgage insurance policy (the "MI Policy") issued by Mortgage Guaranty Insurance Corporation ("MGIC"). For each of the applicable Mortgage Loans, MGIC provides mortgage insurance coverage, subject to certain carveouts, down to approximately [70.00]% of the value of the related mortgage property.

Credit Support Percentage:

Initial Credit Support		Targeted Credit Support	
Class	Percent	Class	Percent
A	13.50%	A	27.00%
M-1	9.25%	M-1	18.50%
M-2	5.25%	M-2	10.50%
B-1	2.00%	B-1	4.00%
B-2	0.50%	B-2	1.00%

Trigger Event: Is in effect on a Distribution Date if any one of the following conditions exist as of the last day of the immediately preceding collection period:

(a) The six-month rolling average of the 60+ Day Delinquent Loans equals or exceeds [45%]* of the Senior Enhancement Percentage; provided, that if the certificate principal balance of the Senior Certificates has been reduced to zero, a Trigger Event will have occurred if the six-month rolling average of the 60+ Day Delinquent Loans equals or exceeds [20%]*; or

(b) The aggregate amount of realized losses incurred since the Cut-off Date through the last day of such preceding collection period divided by the initial pool balance exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date:	Percentage:
May 25, 2005 to April 25, 2006	[3.00%]*
May 25, 2006 to April 25, 2007	[3.75%]*
May 25, 2007 to April 25, 2008	[4.25%]*
May 25, 2008 and thereafter	[4.75%]*

60+ Day Delinquent Loan: Each Mortgage Loan (other than a Re-Performing 60+ Day Delinquent Loan) with respect to which any portion of a monthly payment is, as of the last day of the prior collection period, two months or more past due, each Mortgage Loan in foreclosure, all REO Property and each Mortgage Loan for which the Mortgagor has filed for bankruptcy after the Settlement Date.

Re-Performing 60+ Day Delinquent Loan: Each Mortgage Loan with respect to which, as of any date of determination, (x) any portion of a Monthly Payment is, as of the last day of the prior Collection Period, two months or more past due and (y) with respect to which the mortgagor has made three Monthly Payments within the three calendar months preceding such date of determination. To the extent that, as of any date of determination, more than 10% of the Mortgage Loans (measured by aggregate principal balance) are Re-Performing 60+ Day Delinquent Loans, the Re-Performing 60+ Day Delinquent Loans constituting such excess shall be deemed to be 60+ Day Delinquent Loans.

*These numbers are subject to revision.

COLLATERAL OVERVIEW

The Mortgage Pool will consist of two groups, the Group I Mortgage Pool and the Group II Mortgage Pool. The Mortgage Loans in the Group I Mortgage Pool are primarily performing, conforming balance, first and second lien, fixed and adjustable rate mortgage loans. The Mortgage Loans in the Group II Mortgage Pool are primarily performing, sub-performing, re-performing, conforming and nonconforming balance, first, second lien and third lien, fixed and adjustable rate mortgage loans. Each of the Group I Mortgage Pool and the Group II Mortgage Pool have conventional and FHA/ VA insured mortgage loans.

Performing Mortgage Loans

"Performing Mortgage Loan" is a Mortgage Loan (which might be a Forbearance Plan Mortgage Loan or a Bankruptcy Plan Mortgage Loan) pursuant to which no payment due under the related mortgage note (or any modification thereto) prior to the Cut-off Date, is 30 days Delinquent.

A Mortgage Loan is "Delinquent," if the scheduled monthly payment of principal and interest on such Mortgage Loan which is payable by the related mortgagor under the related Mortgage Note (the "Monthly Payment") due on a due date is not paid by the close of business on the next scheduled due date for such Mortgage Loan. Thus, a Mortgage Loan for which the mortgagor failed to make the Monthly Payment on March 1, 2002 will be reported as Delinquent as of the close of business on April 1, 2002 if the Monthly Payment is not made by such time.

Re-Performing Mortgage Loan

A "Re-Performing Mortgage Loan" is a Mortgage Loan (that might be a Forbearance Plan Mortgage Loan or a Bankruptcy Plan Mortgage Loan) which had defaulted in the past and which is currently at least 90 days Delinquent with respect to certain Regular Scheduled Payments but which satisfies one of the following criteria (the "Re-Performance Test"):

(i) the mortgagor in aggregate has made at least three Regular Scheduled Payments in the three calendar months preceding the Cut-off Date (regardless of either the timing of receipt of such payments or the payment history of such loans prior to January 1, 2002), or

(ii) the mortgagor in aggregate has made at least four Regular Scheduled Payments in the four calendar months preceding the Cut-off Date (regardless of either the timing of receipt of such payments or the payment history of such loans prior to December 1, 2001), or

(iii) the mortgagor in aggregate has made at least five Regular Scheduled Payments in the five calendar months preceding the Cut-off Date (regardless of either the timing of receipt of such payments or the payment history of such loans prior to November 1, 2001).

Sub-Performing Mortgage Loan

"Sub-Performing Mortgage Loan" is a Mortgage Loan pursuant to which a payment due prior to the Cut-off Date under the terms of the related mortgage note (or any modification thereto), is at least 30 but not more than 89 days Delinquent. Certain Sub-Performing Mortgage Loans have been modified in writing and are also characterized as follows:

(i) "Forbearance Plan Mortgage Loan" is a Mortgage Loan in which the related mortgagor must make monthly payments ("Modified Scheduled Payments") in an amount at least equal to the sum of (i) the amount of the monthly scheduled payment of principal and interest determined in accordance with such mortgage loan's original amortization schedule ("Regular Scheduled Payments") plus (ii) an additional amount to be applied to pay down the total amount of scheduled monthly payments due thereon on or before the Cut-off Date but not received prior to the Cut-off Date plus the aggregate amount of tax and insurance advances made with respect to such Mortgage Loan to the extent remaining outstanding as of the Cut-off Date.

(ii) "Bankruptcy Plan Mortgage Loan" is a Mortgage Loan in which the related mortgagor defaulted and, after default, became the subject of a case under Title 11 of the United States Code (the "Bankruptcy Code") and, as of the Cut-off Date, had a confirmed bankruptcy plan. Each such bankruptcy plan generally requires the related mortgagor to make Modified Scheduled Payments in an amount at least equal to (i) the Regular Scheduled Payment plus (ii) an additional amount sufficient to pay down overdue amounts resulting from the period of default, generally over a period of three to five years from the commencement of such bankruptcy plan.

Arrearage

With respect to certain Delinquent Mortgage Loans, the total amount of scheduled monthly payments due thereon on or before the Cut-off Date but not received prior to the Cut-off Date, together with any outstanding servicing advances on such Mortgage Loans, is referred to as the "Arrearage." The Servicer has previously made advances in respect of the Arrearages. Any Arrearage shall not be included as part of the Trust Fund and, accordingly, payments with respect to Arrearage will not be payable to the Certificateholders as and when received. However, the Servicer shall be required to make servicing advances on Actuarial Loans that become a Delinquent Mortgage Loan and make advances of delinquent payments of principal and interest on Delinquent Mortgage Loans, each to the extent such advances are deemed recoverable, until such Mortgage Loans become current or REO.

All terms not defined herein shall have meanings as assigned in the prospectus.

Pool Cap Schedule [1]

Distribution Period	Actual/360 Pool Cap	Distribution Period	Actual/360 Pool Cap	Distribution Period	Actual/360 Pool Cap
1	6.39066%	32	8.95231%	63	8.91379%
2	5.09500%	33	8.79805%	64	8.61472%
3	5.19616%	34	8.78676%	65	8.60331%
4	4.95750%	35	9.71442%	66	8.87957%
5	4.89038%	36	8.76258%	67	8.58192%
6	4.96903%	37	9.05973%	68	8.85649%
7	6.39581%	38	8.76424%	69	8.55979%
8	6.56443%	39	9.07203%	70	8.54887%
9	6.31280%	40	8.76687%	71	9.12689%
10	6.27582%	41	8.75446%	72	8.52735%
11	6.90571%	42	9.03517%	73	8.80063%
12	6.28184%	43	8.74516%	74	8.50623%
13	8.27260%	44	9.02399%	75	8.77970%
14	8.00175%	45	8.74816%	76	8.48616%
15	8.57194%	46	8.73599%	77	8.47593%
16	8.29154%	47	9.65842%	78	8.74799%
17	8.29208%	48	8.71159%	79	8.45583%
18	8.60249%	49	8.99579%	80	8.72741%
19	8.33413%	50	8.74667%	81	8.43603%
20	8.60427%	51	9.03456%	82	8.42627%
21	8.45264%	52	8.73063%	83	9.31839%
22	8.44540%	53	8.71825%	84	8.40703%
23	9.02576%	54	8.99760%	85	8.67656%
24	8.47816%	55	8.69518%	86	8.38729%
25	8.78336%	56	8.97254%	87	8.65725%
26	8.49970%	57	8.67158%	88	8.36878%
27	8.94450%	58	8.65992%	89	8.35966%
28	8.64605%	59	9.57475%	90	8.62898%
29	8.63836%	60	8.63650%	91	8.34169%
30	8.94586%	61	8.91245%	92	0.00000%
31	8.67474%	62	8.61760%	93	0.00000%

(1) The Pool Cap Schedule is calculated assuming rates on current indices increase instantaneously by 2000 basis points and is run at the pricing speed to call.

Effective Pool Cap Schedule [1,2]

Distribution Period	Actual/360 Pool Cap	Distribution Period	Actual/360 Pool Cap	Distribution Period	Actual/360 Pool Cap
1	9.59125%	32	11.61654%	63	8.91379%
2	8.31123%	33	11.46950%	64	8.61472%
3	8.42733%	34	11.46534%	65	8.60331%
4	8.20288%	35	12.40007%	66	8.87957%
5	8.14922%	36	11.45524%	67	8.58192%
6	8.23959%	37	11.75935%	68	8.85649%
7	9.67808%	38	11.47075%	69	8.55979%
8	9.85839%	39	11.78537%	70	8.54887%
9	9.61846%	40	11.48697%	71	9.12689%
10	9.59316%	41	11.48125%	72	8.52735%
11	10.23472%	42	11.76861%	73	8.80063%
12	9.62247%	43	11.48518%	74	8.50623%
13	10.92636%	44	11.77053%	75	8.77970%
14	10.66455%	45	11.50116%	76	8.48616%
15	11.24371%	46	11.49538%	77	8.47593%
16	10.97214%	47	12.42415%	78	8.74799%
17	10.98144%	48	11.48360%	79	8.45583%
18	11.30055%	49	11.77401%	80	8.72741%
19	11.04082%	50	11.53106%	81	8.43603%
20	11.31952%	51	11.82503%	82	8.42627%
21	11.17639%	52	11.52712%	83	9.31839%
22	11.17755%	53	11.52071%	84	8.40703%
23	11.76624%	54	11.80596%	85	8.67656%
24	11.22691%	55	11.50939%	86	8.38729%
25	11.39520%	56	11.79255%	87	8.65725%
26	11.11924%	57	11.49732%	88	8.36878%
27	11.57167%	58	11.49134%	89	8.35966%
28	11.28076%	59	12.41179%	90	8.62898%
29	11.28054%	60	11.47912%	91	8.34169%
30	11.59545%	61	8.91245%	92	0.00000%
31	11.33168%	62	8.61760%	93	0.00000%

(1) The Effective Pool Cap is calculated assuming rates on current indices increase instantaneously by 2000 basis points and is run at the pricing speed to call.
(2) Includes proceeds from the Yield Maintenance Agreement.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication which supersede these Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class A-1 to Call

FRM Prepayment Speed	0% PPC	50% PPC	85% PPC	115% PPC	150% PPC	175% PPC	200% PPC
ARM Prepayment Speed	0% PPC	50% PPC	85% PPC	100% PPC	150% PPC	175% PPC	200% PPC
WAL (yr)	17.71	5.76	3.56	2.68	1.85	1.47	1.18
MDUR (yr)	14.05	5.14	3.29	2.52	1.77	1.41	1.14
First Prin Pay	05/25/02	05/25/02	05/25/02	05/25/02	05/25/02	05/25/02	05/25/02
Last Prin Pay	01/25/30	11/25/17	05/25/12	11/25/09	10/25/07	11/25/06	03/25/06

Class A-1 to Maturity

FRM Prepayment Speed	0% PPC	50% PPC	85% PPC	115% PPC	150% PPC	175% PPC	200% PPC
ARM Prepayment Speed	0% PPC	50% PPC	85% PPC	100% PPC	150% PPC	175% PPC	200% PPC
WAL (yr)	17.78	6.17	3.89	2.93	2.06	1.64	1.29
MDUR (yr)	14.09	5.41	3.54	2.72	1.94	1.57	1.24
First Prin Pay	05/25/02	05/25/02	05/25/02	05/25/02	05/25/02	05/25/02	05/25/02
Last Prin Pay	07/25/31	12/25/29	06/25/24	07/25/19	07/25/15	06/25/13	11/25/11

Class A-2 to Call

FRM Prepayment Speed	0% PPC	50% PPC	85% PPC	115% PPC	150% PPC	175% PPC	200% PPC
ARM Prepayment Speed	0% PPC	50% PPC	85% PPC	100% PPC	150% PPC	175% PPC	200% PPC
WAL (yr)	17.58	5.56	3.41	2.57	1.72	1.34	1.06
MDUR (yr)	13.74	4.93	3.14	2.40	1.64	1.29	1.03
First Prin Pay	05/25/02	05/25/02	05/25/02	05/25/02	05/25/02	05/25/02	05/25/02
Last Prin Pay	01/25/30	11/25/17	05/25/12	11/25/09	10/25/07	11/25/06	03/25/06

Class A-2 to Maturity

FRM Prepayment Speed	0% PPC	50% PPC	85% PPC	115% PPC	150% PPC	175% PPC	200% PPC
ARM Prepayment Speed	0% PPC	50% PPC	85% PPC	100% PPC	150% PPC	175% PPC	200% PPC
WAL (yr)	17.62	5.94	3.70	2.80	1.90	1.49	1.12
MDUR (yr)	13.76	5.17	3.36	2.59	1.79	1.42	1.08
First Prin Pay	05/25/02	05/25/02	05/25/02	05/25/02	05/25/02	05/25/02	05/25/02
Last Prin Pay	01/25/31	06/25/29	02/25/24	04/25/19	02/25/15	03/25/13	08/25/11

Weighted Average Life Tables

Class M-1 to Call

FRM Prepayment Speed	0% PPC	50% PPC	85% PPC	115% PPC	150% PPC	175% PPC	200% PPC
ARM Prepayment Speed	**0% PPC**	**50% PPC**	**85% PPC**	**100% PPC**	**150% PPC**	**175% PPC**	**200% PPC**
WAL (yr)	25.05	10.42	6.49	5.04	4.25	4.24	3.90
MDUR (yr)	17.95	8.84	5.82	4.62	3.96	3.95	3.66
First Prin Pay	08/25/22	05/25/07	05/25/05	07/25/05	11/25/05	02/25/06	03/25/06
Last Prin Pay	01/25/30	11/25/17	05/25/12	11/25/09	10/25/07	11/25/06	03/25/06

Class M-1 to Maturity

FRM Prepayment Speed	0% PPC	50% PPC	85% PPC	115% PPC	150% PPC	175% PPC	200% PPC
ARM Prepayment Speed	**0% PPC**	**50% PPC**	**85% PPC**	**100% PPC**	**150% PPC**	**175% PPC**	**200% PPC**
WAL (yr)	25.19	11.29	7.14	5.55	4.66	4.59	5.06
MDUR (yr)	18.02	9.37	6.28	5.02	4.29	4.25	4.66
First Prin Pay	08/25/22	05/25/07	05/25/05	07/25/05	11/25/05	02/25/06	07/25/06
Last Prin Pay	03/25/31	09/25/26	06/25/19	07/25/15	03/25/12	08/25/10	05/25/09

Class M-2 to Call

FRM Prepayment Speed	0% PPC	50% PPC	85% PPC	115% PPC	150% PPC	175% PPC	200% PPC
ARM Prepayment Speed	**0% PPC**	**50% PPC**	**85% PPC**	**100% PPC**	**150% PPC**	**175% PPC**	**200% PPC**
WAL (yr)	25.05	10.42	6.49	5.01	4.06	3.84	3.81
MDUR (yr)	16.94	8.58	5.70	4.52	3.74	3.56	3.54
First Prin Pay	08/25/22	05/25/07	05/25/05	06/25/05	08/25/05	09/25/05	11/25/05
Last Prin Pay	01/25/30	11/25/17	05/25/12	11/25/09	10/25/07	11/25/06	03/25/06

Class M-2 to Maturity

FRM Prepayment Speed	0% PPC	50% PPC	85% PPC	115% PPC	150% PPC	175% PPC	200% PPC
ARM Prepayment Speed	**0% PPC**	**50% PPC**	**85% PPC**	**100% PPC**	**150% PPC**	**175% PPC**	**200% PPC**
WAL (yr)	25.17	11.17	7.03	5.44	4.40	4.13	4.09
MDUR (yr)	16.99	9.01	6.07	4.84	4.01	3.80	3.78
First Prin Pay	08/25/22	05/25/07	05/25/05	06/25/05	08/25/05	09/25/05	11/25/05
Last Prin Pay	01/25/31	01/25/25	10/25/17	02/25/14	03/25/11	09/25/09	08/25/08

Weighted Average Life Tables

Class B-1 to Call

FRM Prepayment Speed	0% PPC	50% PPC	85% PPC	115% PPC	150% PPC	175% PPC	200% PPC
ARM Prepayment Speed	0% PPC	50% PPC	85% PPC	100% PPC	150% PPC	175% PPC	200% PPC
WAL (yr)	25.05	10.40	6.48	4.98	3.94	3.62	3.48
MDUR (yr)	15.65	8.22	5.53	4.40	3.58	3.31	3.19
First Prin Pay	08/25/22	05/25/07	05/25/05	05/25/05	06/25/05	06/25/05	06/25/05
Last Prin Pay	01/25/30	11/25/17	05/25/12	11/25/09	10/25/07	11/25/06	03/25/06

Class B-1 to Maturity

FRM Prepayment Speed	0% PPC	50% PPC	85% PPC	115% PPC	150% PPC	175% PPC	200% PPC
ARM Prepayment Speed	0% PPC	50% PPC	85% PPC	100% PPC	150% PPC	175% PPC	200% PPC
WAL (yr)	25.11	10.73	6.71	5.16	4.09	3.75	3.58
MDUR (yr)	15.67	8.40	5.69	4.53	3.69	3.41	3.28
First Prin Pay	08/25/22	05/25/07	05/25/05	05/25/05	06/25/05	06/25/05	06/25/05
Last Prin Pay	10/25/30	03/25/22	07/25/15	05/25/12	09/25/09	07/25/08	07/25/07

Mortgage Loan Statistics
As of the Cut-off Date

ALL AMOUNTS SUBJECT TO CHANGE
PRELIMINARY INFORMATION SHEET

Balances as of: 04/01/02

Group I Mortgage Pool

			Minimum	Maximum	
Total Current Balance	$195,683,338				
Total Original Balance	$198,118,266				
Number Of Loans	1,993				
Average Current Balance	$98,185.32		$1,875.57	$415,316.27	
Average Original Balance	$99,407.06		$2,650.00	$416,000.00	
Weighted Average Gross Coupon	9.027	%	5.000	21.000	%
Weighted Average Gross Coupon 6Ml	9.984	%	6.750	17.550	%
Weighted Average Gross Coupon 1 Yr Treasury	7.481	%	5.250	10.000	%
Weighted Average Gross Coupon Other	8.404	%	6.000	14.000	%
Weighted Average Gross Margin	6.352	%	0.160	10.310	%
Weighted Average Gross Margin 6Ml	6.631	%	2.250	10.310	%
Weighted Average Gross Margin 1 Yr. Treasury	3.108	%	2.250	7.000	%
Weighted Average Gross Margin Other	3.769	%	0.160	7.500	%
Weighted Average Initial Rate Cap	2.511	%	1.000	6.000	%
Weighted Average Period Rate Cap	1.318	%	1.000	3.000	%
Weighted Average Minimum Rate	9.324	%	2.250	17.550	%
Weighted Average Maximum Rate	16.292	%	9.625	24.050	%
Weighted Average Next Reset	15.66	months	1.00	55.00	months
Weighted Average Original Term	336.04	months	60.00	372.00	months
Weighted Average Remaining Term	324.35	months	6.00	360.00	months
Weighted Average Combined LTV	76.35	%	3.44	108.69	%
Weighted Average FICO Score	613		407	821	

Top State Concentrations ($) 30.98 % California, 7.24 % Texas, 6.79 % Florida
Maximum Zip Code Concentration ($) 0.81 % 19805 (Elsmere, DE)

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/13 ARM	1	$35,938.12	0.02%
2/28 ARM	328	35,444,149.36	18.11
3/27 ARM	85	8,925,710.49	4.56
4/26 ARM	2	237,966.31	0.12
5/23 ARM	1	57,018.78	0.03
5/25 ARM	13	1,164,767.59	0.60
7/8 ARM	1	27,224.35	0.01
ARM	61	4,416,886.01	2.26
ARM Balloon	1	73,315.79	0.04
Fixed Rate	1,402	137,083,950.73	70.05
Fixed Rate Balloon	98	8,216,410.61	4.20
Total	1,993	$195,683,338.14	100.00%

OTS Plan Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Performing	1,993	$195,683,338.14	100.00%
Total	1,993	$195,683,338.14	100.00%

MI Insurer	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No MI	1,180	$108,133,846.41	55.26%
Lender Paid MI	789	85,263,756.46	43.57
Original MI	24	2,285,735.27	1.17
Total	1,993	$195,683,338.14	100.00%

Section 32	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Non Section 32	1,993	$195,683,338.14	100.00%
Total	1,993	$195,683,338.14	100.00%

Lien Position	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	1,922	$193,889,106.78	99.08%
Second Lien	71	1,794,231.36	0.92
Total	1,993	$195,683,338.14	100.00%

Note Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Conventional	1,087	$103,473,290.59	52.88%
PMI	807	87,115,071.25	44.52
Seller Financed Mortgage	89	4,273,832.76	2.18
FHA Uninsured	4	386,723.06	0.20
FHA	3	308,144.81	0.16
VA	3	126,275.67	0.06
Total	1,993	$195,683,338.14	100.00%

Amortization	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Balloon	99	$8,289,726.40	4.24%
Fully Amortizing	1,894	187,393,611.74	95.76
Total	1,993	$195,683,338.14	100.00%

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Prepayment Penalty	745	$57,668,696.85	29.47%
Prepayment Penalty	1,248	138,014,641.29	70.53
Total	1,993	$195,683,338.14	100.00%

Payment Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Amortization	1,976	$194,840,263.07	99.57%
Simple Interest	17	843,075.07	0.43
Total	1,993	$195,683,338.14	100.00%

Seller Financed	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Non Seller Financed	1,833	$187,178,476.34	95.65%
Seller Financed	160	8,504,861.80	4.35
Total	1,993	$195,683,338.14	100.00%

Loan Index	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1 Month Libor	2	$217,771.65	0.11%
1 Year Libor	2	459,901.59	0.24
1 Year Treasury	39	3,202,318.12	1.64
3 Year Treasury	1	103,865.57	0.05
6 Mo Libor	445	46,213,994.83	23.62
Contract	2	42,817.40	0.02
Cost Of Funds	1	68,991.85	0.04
Fixed Rate	1,500	145,300,361.34	74.25
Prime Rate	1	73,315.79	0.04
Total	1,993	$195,683,338.14	100.00%

Loan Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Non Sub Prime	451	$47,787,291.68	24.42%
Sub Prime	1,542	147,896,046.46	75.58
Total	1,993	$195,683,338.14	100.00%

Current Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1,876- 50,000	408	$13,735,593.25	7.02%
50,001-100,000	836	59,881,776.49	30.60
100,001-150,000	406	49,620,237.00	25.36
150,001-200,000	168	29,246,856.03	14.95
200,001-250,000	104	23,137,689.54	11.82
250,001-300,000	63	17,460,536.40	8.92
300,001-350,000	6	1,818,130.20	0.93
350,001-400,000	1	367,202.96	0.19
400,001-415,316	1	415,316.27	0.21
Total	1,993	$195,683,338.14	100.00%

Gross Coupon (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.000-5.000	1	$61,986.48	0.03%
5.001-5.500	1	64,031.97	0.03
5.501-6.000	4	425,945.00	0.22
6.001-6.500	12	1,536,295.38	0.79
6.501-7.000	113	17,142,408.13	8.76
7.001-7.500	128	17,039,411.26	8.71
7.501-8.000	251	30,318,770.47	15.49
8.001-8.500	189	20,049,759.97	10.25
8.501-9.000	248	26,334,122.37	13.46
9.001-9.500	156	14,969,332.08	7.65
9.501- 10.000	260	24,280,951.13	12.41
10.001- 10.500	162	13,409,003.78	6.85
10.501- 11.000	149	12,183,442.38	6.23
11.001- 11.500	80	5,883,210.27	3.01
11.501- 12.000	73	4,430,434.32	2.26
12.001- 12.500	47	3,161,062.16	1.62
12.501- 13.000	33	1,613,352.18	0.82
13.001- 13.500	14	591,965.09	0.30
13.501- 14.000	34	946,775.04	0.48
14.001- 14.500	12	188,057.15	0.10
14.501- 15.000	10	290,036.61	0.15
15.001- 15.500	6	406,747.05	0.21
15.501- 16.000	2	37,051.09	0.02
16.001- 16.500	2	118,653.19	0.06
16.501- 17.000	1	83,409.07	0.04
17.001- 17.500	1	35,930.61	0.02
17.501- 18.000	2	47,195.89	0.02
>18.000	2	33,998.02	0.02
Total	1,993	$195,683,338.14	100.00%

Gross Margin (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<=1.000	1	$15,593.05	0.03%
1.001-2.000	1	103,865.57	0.21
2.001-3.000	33	3,239,689.83	6.43
3.001-4.000	5	320,171.11	0.64
4.001-5.000	27	3,062,113.73	6.08
5.001-6.000	86	10,170,931.35	20.19
6.001-7.000	240	25,213,740.90	50.04
7.001-8.000	57	4,748,347.59	9.42
8.001-9.000	26	2,570,971.26	5.10
9.001-10.000	14	819,839.25	1.63
10.001-10.310	3	117,713.16	0.23
Total	493	$50,382,976.80	100.00%

Initial Rate Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	46	$3,032,794.56	6.02%
1.500	84	10,136,406.79	20.12
2.000	48	4,727,863.30	9.38
3.000	311	31,895,476.19	63.31
5.000	2	414,695.73	0.82
6.000	2	175,740.23	0.35
Total	493	$50,382,976.80	100.00%

Periodic Rate Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	221	$22,353,084.45	44.37%
1.500	229	24,262,403.88	48.16
2.000	41	3,646,590.04	7.24
3.000	2	120,898.43	0.24
Total	493	$50,382,976.80	100.00%

Minimum Rate (%)	**Number of Mortgage Loans**	**Principal Balance Outstanding as of the Cutoff Date**	**% of Aggregate Principal Balance Outstanding as of the Cutoff Date**
0.000-3.000	34	$3,269,567.53	6.49%
3.001-4.000	6	409,752.03	0.81
4.001-5.000	1	70,630.48	0.14
5.001-6.000	4	496,009.14	0.98
6.001-7.000	5	479,419.86	0.95
7.001-8.000	31	4,447,511.24	8.83
8.001-9.000	76	9,440,948.98	18.74
9.001-10.000	124	13,881,413.52	27.55
10.001-11.000	110	10,084,657.56	20.02
11.001-12.000	58	4,940,136.98	9.81
12.001-13.000	21	1,654,986.09	3.28
13.001-14.000	9	391,653.59	0.78
14.001-15.000	5	180,537.08	0.36
15.001-16.000	4	357,998.90	0.71
16.001-17.000	3	202,062.26	0.40
17.001-17.550	2	75,691.56	0.15
Total	493	$50,382,976.80	100.00%

Maximum Rate (%)	**Number of Mortgage Loans**	**Principal Balance Outstanding as of the Cutoff Date**	**% of Aggregate Principal Balance Outstanding as of the Cutoff Date**
0.000-10.000	1	$177,207.97	0.35%
10.001-11.000	6	458,189.56	0.91
11.001-12.000	5	706,504.95	1.40
12.001-13.000	8	1,167,879.04	2.32
13.001-14.000	16	1,393,199.46	2.77
14.001-15.000	50	6,948,275.51	13.79
15.001-16.000	116	13,593,340.98	26.98
16.001-17.000	113	10,939,491.71	21.71
17.001-18.000	101	9,272,833.16	18.40
18.001-19.000	35	2,914,054.92	5.78
19.001-20.000	18	1,407,847.38	2.79
20.001-21.000	8	415,316.24	0.82
21.001-22.000	9	650,499.34	1.29
22.001-23.000	4	179,235.95	0.36
23.001-24.000	2	119,339.68	0.24
24.001-24.050	1	39,760.95	0.08
Total	493	$50,382,976.80	100.00%

Next Reset (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.00	23	$1,932,248.14	3.84%
2.00	36	2,347,039.46	4.66
3.00	27	1,771,838.68	3.52
4.00	29	2,127,989.50	4.22
5.00	24	1,586,128.52	3.15
6.00	27	2,199,130.86	4.36
7.00	4	691,967.76	1.37
8.00	1	86,771.89	0.17
9.00	4	402,331.53	0.80
10.00	3	222,730.76	0.44
11.00	8	707,804.94	1.40
12.00	8	751,028.14	1.49
13.00	18	2,572,429.46	5.11
14.00	16	1,862,891.58	3.70
15.00	19	1,828,059.50	3.63
16.00	47	5,636,846.02	11.19
17.00	40	4,484,472.00	8.90
18.00	31	3,282,550.14	6.52
19.00	27	2,524,704.88	5.01
20.00	15	1,804,982.02	3.58
21.00	21	3,632,486.72	7.21
22.00	6	760,865.70	1.51
23.00	1	89,807.71	0.18
25.00	4	391,185.94	0.78
27.00	2	344,110.12	0.68
28.00	5	549,745.94	1.09
29.00	8	1,076,308.06	2.14
30.00	4	465,765.19	0.92
31.00	4	457,483.53	0.91
32.00	9	1,005,925.92	2.00
33.00	14	1,695,832.43	3.37
34.00	4	395,756.79	0.79
35.00	1	119,000.00	0.24
47.00	1	250,455.79	0.50
49.00	1	297,076.83	0.59
55.00	1	27,224.35	0.05
Total	493	$50,382,976.80	100.00%

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
60.00-60.00	11	$52,034.44	0.03%
84.01-96.00	3	74,361.12	0.04
96.01- 108.00	1	39,176.86	0.02
108.01- 120.00	32	1,108,002.13	0.57
120.01- 132.00	2	52,654.05	0.03
132.01- 144.00	2	243,912.08	0.12
144.01- 156.00	3	124,512.84	0.06
156.01- 168.00	3	229,436.96	0.12
168.01- 180.00	285	19,264,161.50	9.84
180.01- 192.00	2	74,247.31	0.04
192.01- 204.00	2	121,705.83	0.06
204.01- 216.00	3	156,088.89	0.08
216.01- 228.00	3	135,293.70	0.07
228.01- 240.00	79	4,783,641.41	2.44
240.01- 252.00	1	39,499.11	0.02
252.01- 264.00	3	145,824.03	0.07
264.01- 276.00	1	50,801.24	0.03
288.01- 300.00	19	912,953.32	0.47
300.01- 312.00	3	161,983.91	0.08
312.01- 324.00	6	594,503.81	0.30
324.01- 336.00	1	206,980.34	0.11
336.01- 348.00	4	301,884.28	0.15
348.01- 360.00	1,516	166,271,256.91	84.97
>360.00	8	538,422.07	0.28
Total	1,993	$195,683,338.14	100.00%

Combined LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.44-10.00	3	$38,641.87	0.02%
10.01-20.00	8	276,485.42	0.14
20.01-30.00	28	1,812,233.49	0.93
30.01-40.00	29	2,609,614.82	1.33
40.01-50.00	70	5,736,886.37	2.93
50.01-60.00	125	11,914,995.51	6.09
60.01-70.00	279	28,114,063.12	14.37
70.01-80.00	756	77,418,639.09	39.56
80.01-90.00	499	51,602,162.01	26.37
90.01- 100.00	180	14,807,320.61	7.57
100.01- 108.69	16	1,352,295.83	0.69
Total	1,993	$195,683,338.14	100.00%

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<=0	20	$1,628,587.74	0.83%
401- 420	1	105,975.07	0.05
421- 440	2	82,267.61	0.04
441- 460	11	977,945.64	0.50
461- 480	35	2,537,462.62	1.30
481- 500	57	4,749,748.50	2.43
501- 520	92	6,854,185.57	3.50
521- 540	145	11,940,672.32	6.10
541- 560	208	18,853,069.76	9.63
561- 580	192	18,011,254.08	9.20
581- 600	190	19,164,149.30	9.79
601- 620	246	24,884,747.24	12.72
621- 640	221	20,836,997.57	10.65
641- 660	192	21,005,346.50	10.73
661- 680	114	12,453,444.93	6.36
681- 700	88	9,129,465.79	4.67
701- 720	58	7,231,705.70	3.70
721- 740	49	6,166,230.61	3.15
741- 760	42	5,727,050.38	2.93
761- 780	17	2,162,828.46	1.11
781- 800	11	1,134,862.69	0.58
801- 821	2	45,340.06	0.02
Total	1,993	$195,683,338.14	100.00%

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,566	$150,591,339.59	76.96%
Two Family	102	12,498,459.90	6.39
Condominium	117	11,171,280.69	5.71
PUD	79	9,791,781.14	5.00
Three Family	24	3,506,256.41	1.79
Four Family	17	2,260,643.05	1.16
Mobile Home	28	1,744,440.70	0.89
Manufactured Housing	27	1,735,927.98	0.89
Multi-Family	11	915,077.02	0.47
Townhouse	13	862,966.82	0.44
Two-Four Family	3	199,766.78	0.10
Farm-Residence	1	187,359.51	0.10
Condo Low-Rise	1	123,598.06	0.06
Commercial	2	86,334.08	0.04
Condo High-Rise	2	8,106.41	0.00
Total	1,993	$195,683,338.14	100.00%

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	1,244	$130,288,373.02	66.58%
Purchase	538	43,717,811.37	22.34
Refinance	208	21,504,074.46	10.99
Construction	3	173,079.29	0.09
Total	1,993	$195,683,338.14	100.00%

Occupancy	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	1,765	$177,147,540.81	90.53%
Investor	198	16,143,618.73	8.25
Second Home	30	2,392,178.60	1.22
Total	1,993	$195,683,338.14	100.00%

Documentation	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full	1,394	$139,660,422.41	71.37%
Stated	222	26,186,138.31	13.38
No Documentation	195	12,731,192.84	6.51
Limited	69	7,962,005.60	4.07
Alternative	89	7,684,060.51	3.93
Missing	17	711,714.15	0.36
Streamlined	5	473,178.32	0.24
No Data Provided	2	274,626.00	0.14
Total	1,993	$195,683,338.14	100.00%

Originator	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
New Century	715	$82,856,594.57	42.34%
Accredited	314	34,037,740.93	17.39
Impac	122	13,210,044.76	6.75
Freemont Investment	157	13,041,352.34	6.66
GMAC/RFC	111	8,634,008.13	4.41
South Plains	160	8,504,861.80	4.35
RBMG Inc.	76	5,552,967.41	2.84
Matrix Bancorp	47	4,820,967.80	2.46
All Others (36)	291	$25,024,800.40	12.79%
Total	1,993	$195,683,338.14	100.00%

State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alabama	32	$2,194,441.79	1.12%
Alaska	2	151,191.32	0.08
Arizona	66	5,179,398.09	2.65
Arkansas	3	177,335.46	0.09
California	407	60,623,858.39	30.98
Colorado	23	2,878,685.09	1.47
Connecticut	18	2,512,525.07	1.28
Delaware	33	2,176,733.53	1.11
District Of Columbia	4	506,831.60	0.26
Florida	156	13,284,285.34	6.79
Georgia	69	5,970,730.84	3.05
Hawaii	3	96,772.37	0.05
Idaho	17	1,548,915.48	0.79
Illinois	62	5,637,423.38	2.88
Indiana	54	3,920,767.78	2.00
Iowa	2	186,958.82	0.10
Kansas	10	695,742.32	0.36
Kentucky	16	1,118,933.08	0.57
Louisiana	24	1,330,132.42	0.68
Maine	6	371,338.96	0.19
Maryland	20	1,932,587.31	0.99
Massachusetts	22	3,794,214.22	1.94
Michigan	109	7,724,276.24	3.95
Minnesota	22	2,411,507.14	1.23
Mississippi	9	793,037.48	0.41
Missouri	32	2,236,952.85	1.14
Montana	5	507,004.01	0.26
Nebraska	1	20,457.50	0.01
Nevada	24	2,825,118.20	1.44
New Hampshire	4	602,368.75	0.31
New Jersey	43	5,450,552.54	2.79
New Mexico	4	268,241.28	0.14
New York	74	8,483,280.48	4.34
North Carolina	38	2,343,119.95	1.20
North Dakota	1	38,997.41	0.02
Ohio	99	7,665,452.37	3.92
Oklahoma	15	724,463.87	0.37
Oregon	25	2,291,825.08	1.17
Pennsylvania	59	4,404,787.00	2.25
Rhode Island	9	1,069,757.39	0.55

(Continued)

State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
South Carolina	27	2,205,904.22	1.13
Tennessee	51	3,900,872.05	1.99
Texas	201	14,171,658.95	7.24
Utah	11	1,082,748.49	0.55
Vermont	1	83,562.18	0.04
Virginia	26	2,800,463.42	1.43
Washington	43	4,568,147.34	2.33
West Virginia	1	55,901.12	0.03
Wisconsin	8	552,059.05	0.28
Wyoming	2	111,019.12	0.06
Total	1,993	$195,683,338.14	100.00%

Mortgage Loan Statistics
As of the Cut-off Date

ALL AMOUNTS SUBJECT TO CHANGE
PRELIMINARY INFORMATION SHEET

Balances as of: 04/01/02

Group II Mortgage Pool

Total Current Balance:	$76,704,773				
Total Original Balance:	$78,347,842				
Number Of Loans:	497				
			Minimum	**Maximum**	
Average Current Balance:	$154,335.56		$2,496.11	$891,397.21	
Average Original Balance:	$157,641.53		$2,900.00	$900,000.00	
Weighted Average Gross Coupon:	8.689	%	5.130	17.050	%
Weighted Average Gross Coupon 6Ml:	10.343	%	7.750	17.050	%
Weighted Average Gross Coupon 1 Yr Treasury	7.357	%	6.130	9.125	%
Weighted Average Gross Coupon Other:	6.943	%	5.130	12.800	%
Weighted Average Gross Margin:	5.157	%	2.000	10.500	%
Weighted Average Gross Margin 6Ml:	6.607	%	4.125	10.500	%
Weighted Average Gross Margin 1 Yr. Treasury	2.747	%	2.000	2.875	%
Weighted Average Gross Margin Other:	2.341	%	2.250	3.300	%
Weighted Average Initial Rate Cap:	3.026	%	1.000	6.000	%
Weighted Average Period Rate Cap:	1.482	%	1.000	5.000	%
Weighted Average Minimum Rate:	7.219	%	0.750	17.050	%
Weighted Average Maximum Rate:	15.048	%	10.000	23.550	%
Weighted Average Next Reset:	23.77	months	1.00	78.00	months
Weighted Average Original Term:	348.23	months	60.00	480.00	months
Weighted Average Remaining Term:	327.80	months	27.00	359.00	months
Weighted Average Combined LTV:	75.66	%	9.66	122.59	%
Weighted Average FICO Score:	624		407	791	

Top State Concentrations ($): 48.66 % California, 4.72 % Illinois, 4.29 % New York
Maximum Zip Code Concentration ($): 1.56 % 92679 (Trabuco, CA)

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 ARM	73	$10,334,724.89	13.47%
3/27 ARM	23	4,029,994.78	5.25
4/26 ARM	5	305,096.96	0.40
5/25 ARM	13	6,160,178.55	8.03
7/23 ARM	3	1,203,585.96	1.57
ARM	34	3,838,480.05	5.00
ARM Balloon	1	124,982.16	0.16
Fixed Rate	312	48,447,577.97	63.16
Fixed Rate Balloon	33	2,260,152.00	2.95
Total	497	$76,704,773.32	100.00%

OTS Plan Status	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Performing	165	$51,378,284.24	66.98%
Re-Performing	201	14,894,218.58	19.42
Re-Performing Forbearance	24	1,890,049.95	2.46
Sub-Performing	104	8,195,858.70	10.68
Sub-Performing Forbearance	3	346,361.85	0.45
Total	497	$76,704,773.32	100.00%

MI Insurer	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No MI	376	$45,560,203.68	59.40%
Lender Paid MI	74	26,961,082.91	35.15
Original MI	47	4,183,486.73	5.45
Total	497	$76,704,773.32	100.00%

Section 32	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Non Section 32	468	$75,270,462.05	98.13%
Section 32	29	1,434,311.27	1.87
Total	497	$76,704,773.32	100.00%

Lien Position	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	472	$75,961,124.29	99.03%
Second Lien	23	723,680.23	0.94
Third Lien	2	19,968.80	0.03
Total	497	$76,704,773.32	100.00%

Note Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Conventional	366	$44,788,639.53	58.39%
PMI	84	28,401,601.85	37.03
FHA Uninsured	26	2,054,980.00	2.68
VA	11	687,987.79	0.90
FHA Uninsured	7	662,405.95	0.86
Seller Financed Mortgage	3	109,158.20	0.14
Total	497	$76,704,773.32	100.00%

Amortization	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Balloon	34	$2,385,134.16	3.11%
Fully Amortizing	463	74,319,639.16	96.89
Total	497	$76,704,773.32	100.00%

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Prepayment Penalty	291	$30,493,982.29	39.75%
Prepayment Penalty	206	46,210,791.03	60.25
Total	497	$76,704,773.32	100.00%

Payment Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Amortization	472	$75,569,392.76	98.52%
Simple Interest	25	1,135,380.56	1.48
Total	497	$76,704,773.32	100.00%

Seller Financed	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Non Seller Financed	493	$76,550,800.50	99.80%
Seller Financed	4	153,972.82	0.20
Total	497	$76,704,773.32	100.00%

Loan Index	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1 Year Libor	5	$2,093,302.11	2.73%
1 Year Treasury	20	6,823,642.05	8.90
6 Mo Libor	124	16,512,893.13	21.53
Cost Of Funds	2	442,223.90	0.58
Fixed Rate	345	50,707,729.97	66.11
Prime Rate	1	124,982.16	0.16
Total	497	$76,704,773.32	100.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Loan Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Non Sub Prime	134	$35,369,251.90	46.11%
Sub Prime	363	41,335,521.42	53.89
Total	497	$76,704,773.32	100.00%

Current Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2,496- 50,000	136	$4,472,300.32	5.83%
50,001-100,000	152	10,767,930.45	14.04
100,001-150,000	52	6,396,742.91	8.34
150,001-200,000	21	3,565,874.10	4.65
200,001-250,000	8	1,758,192.07	2.29
300,001-350,000	50	16,454,330.94	21.45
350,001-400,000	42	15,797,241.15	20.59
400,001-450,000	22	9,324,642.76	12.16
450,001-500,000	4	1,936,907.43	2.53
500,001-550,000	3	1,549,746.29	2.02
550,001-600,000	3	1,691,154.08	2.20
600,001-650,000	2	1,246,242.06	1.62
850,001-891,397	2	1,743,468.76	2.27
Total	497	$76,704,773.32	100.00%

Gross Coupon (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.130-5.500	1	$392,961.35	0.51%
6.001-6.500	4	1,539,491.37	2.01
6.501-7.000	54	17,367,204.65	22.64
7.001-7.500	30	9,930,310.65	12.95
7.501-8.000	36	10,767,396.84	14.04
8.001-8.500	36	7,317,220.72	9.54
8.501-9.000	32	6,435,141.87	8.39
9.001-9.500	20	1,972,052.82	2.57
9.501- 10.000	30	3,340,336.41	4.35
10.001- 10.500	30	2,380,216.56	3.10
10.501- 11.000	37	3,107,056.46	4.05
11.001- 11.500	40	3,498,444.56	4.56
11.501- 12.000	42	2,868,754.56	3.74
12.001- 12.500	15	1,061,554.88	1.38
12.501- 13.000	30	1,769,932.58	2.31
13.001- 13.500	16	724,370.83	0.94
13.501- 14.000	14	613,229.19	0.80
14.001- 14.500	12	934,169.32	1.22
14.501- 15.000	12	473,832.96	0.62
15.001- 15.500	1	34,526.38	0.05
15.501- 16.000	2	36,439.60	0.05
16.001- 16.500	1	46,401.09	0.06
16.501- 17.000	1	58,486.40	0.08
17.001- 17.050	1	35,241.27	0.05
Total	497	$76,704,773.32	100.00%

Gross Margin (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000-2.000	1	$60,092.02	0.23%
2.001-3.000	26	9,299,076.04	35.77
3.001-4.000	1	124,982.16	0.48
4.001-5.000	5	886,066.06	3.41
5.001-6.000	33	4,565,409.76	17.56
6.001-7.000	40	6,117,910.77	23.53
7.001-8.000	33	4,177,012.86	16.07
8.001-9.000	8	538,283.78	2.07
9.001-10.000	3	117,169.86	0.45
10.001-10.500	2	111,040.04	0.43
Total	152	$25,997,043.35	100.00%

Initial Rate Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	21	$2,192,536.23	8.43%
1.500	30	4,637,284.66	17.84
2.000	9	1,826,142.25	7.02
3.000	76	10,480,581.25	40.31
5.000	14	6,741,429.99	25.93
6.000	2	119,068.97	0.46
Total	152	$25,997,043.35	100.00%

Period Rate Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000	85	$10,664,586.86	41.02%
1.500	48	7,964,916.90	30.64
2.000	18	6,971,745.74	26.82
5.000	1	395,793.85	1.52
Total	152	$25,997,043.35	100.00%

Minimum Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<=1.000	2	$288,010.73	1.11%
2.001-3.000	23	8,628,933.43	33.19
4.001-5.000	1	55,918.14	0.22
5.001-6.000	4	275,953.33	1.06
6.001-7.000	6	798,167.36	3.07
7.001-8.000	10	2,529,974.23	9.73
8.001-9.000	14	3,574,453.95	13.75
9.001-10.000	28	3,982,098.30	15.32
10.001-11.000	23	2,513,750.54	9.67
11.001-12.000	22	2,090,283.22	8.04
12.001-13.000	7	641,652.97	2.47
13.001-14.000	6	270,274.76	1.04
14.001-15.000	5	312,331.12	1.20
17.001-17.050	1	35,241.27	0.14
Total	152	$25,997,043.35	100.00%

Maximum Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000-10.000	1	$110,912.55	0.43%
10.001-11.000	3	680,972.08	2.62
11.001-12.000	7	2,559,310.89	9.84
12.001-13.000	8	3,395,631.21	13.06
13.001-14.000	6	2,359,533.62	9.08
14.001-15.000	13	3,411,775.42	13.12
15.001-16.000	27	5,173,755.95	19.90
16.001-17.000	28	3,247,237.64	12.49
17.001-18.000	28	2,677,336.38	10.30
18.001-19.000	16	1,545,094.75	5.94
19.001-20.000	5	310,613.50	1.19
20.001-21.000	6	285,015.45	1.10
21.001-22.000	3	204,612.64	0.79
23.001-23.550	1	35,241.27	0.14
Total	152	$25,997,043.35	100.00%

Next Reset (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.00	14	$1,631,438.58	6.28%
2.00	10	801,928.06	3.08
3.00	12	1,606,283.65	6.18
4.00	23	1,893,384.13	7.28
5.00	10	591,016.52	2.27
6.00	13	1,111,300.74	4.27
7.00	1	94,873.88	0.36
8.00	9	984,916.90	3.79
9.00	4	576,603.49	2.22
10.00	1	126,996.76	0.49
12.00	5	502,233.35	1.93
13.00	5	689,530.93	2.65
14.00	5	1,032,117.44	3.97
16.00	5	1,361,455.79	5.24
17.00	5	1,330,015.29	5.12
18.00	2	692,046.69	2.66
20.00	1	55,582.06	0.21
21.00	3	916,988.68	3.53
22.00	1	136,999.81	0.53
23.00	1	72,403.98	0.28
32.00	2	782,357.23	3.01
33.00	5	1,700,392.82	6.54
46.00	3	1,729,576.84	6.65
47.00	2	921,436.54	3.54
48.00	2	1,416,818.13	5.45
49.00	2	755,691.48	2.91
50.00	1	486,778.94	1.87
52.00	1	409,900.85	1.58
53.00	1	382,387.83	1.47
73.00	1	389,351.47	1.50
77.00	1	421,273.14	1.62
78.00	1	392,961.35	1.51
Total	152	$25,997,043.35	100.00%

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
60.00-60.00	1	$7,435.23	0.01%
108.01- 120.00	6	239,757.20	0.31
168.01- 180.00	73	3,880,536.92	5.06
228.01- 240.00	21	1,083,526.17	1.41
288.01- 300.00	10	370,701.88	0.48
336.01- 348.00	1	62,217.15	0.08
348.01- 360.00	384	70,983,666.06	92.54
>360.00	1	76,932.71	0.10
Total	497	$76,704,773.32	100.00%

Combined LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
9.66-10.00	1	$6,800.48	0.01%
10.01-20.00	2	90,703.48	0.12
20.01-30.00	3	377,048.13	0.49
30.01-40.00	4	101,130.06	0.13
40.01-50.00	18	1,916,951.35	2.50
50.01-60.00	30	4,819,773.12	6.28
60.01-70.00	83	13,989,713.59	18.24
70.01-80.00	168	34,382,234.34	44.82
80.01-90.00	123	15,692,724.45	20.46
90.01- 100.00	59	4,785,686.37	6.24
100.01- 110.00	5	327,478.03	0.43
120.01- 122.59	1	214,529.92	0.28
Total	497	$76,704,773.32	100.00%

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<=0	6	$540,938.17	0.71%
401-420	2	161,224.07	0.21
421-440	5	297,352.46	0.39
441-460	23	1,563,857.98	2.04
461-480	38	2,823,756.37	3.68
481-500	50	3,567,585.30	4.65
501-520	42	3,358,251.81	4.38
521-540	65	4,890,271.18	6.38
541-560	47	4,324,159.54	5.64
561-580	36	3,741,683.91	4.88
581-600	42	6,670,422.08	8.70
601-620	22	4,947,053.67	6.45
621-640	19	5,183,829.73	6.76
641-660	24	7,076,788.17	9.23
661-680	15	4,583,143.79	5.98
681-700	11	3,919,305.06	5.11
701-720	10	4,024,143.55	5.25
721-740	16	6,121,333.74	7.98
741-760	11	4,458,208.63	5.81
761-780	7	2,572,442.72	3.35
781-791	6	1,879,021.39	2.45
Total	497	$76,704,773.32	100.00%

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	423	$62,579,556.01	81.58%
PUD	29	9,615,982.08	12.54
Two Family	9	1,270,081.71	1.66
Condominium	8	681,997.70	0.89
Multi-Family	4	641,100.54	0.84
Four Family	4	483,845.31	0.63
Townhouse	7	414,452.81	0.54
Manufactured Housing	7	402,375.08	0.52
Mixed Use	1	328,148.98	0.43
Mobile Home	3	199,111.57	0.26
Three Family	1	71,805.28	0.09
Condo High-Rise	1	16,316.25	0.02
Total	497	$76,704,773.32	100.00%

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	304	$45,892,663.73	59.83%
Purchase	134	18,386,527.05	23.97
Refinance	57	12,259,011.30	15.98
Construction	2	166,571.24	0.22
Total	497	$76,704,773.32	100.00%

Occupancy	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	478	$74,309,430.84	96.88%
Investor	16	2,246,987.40	2.93
Second Home	3	148,355.08	0.19
Total	497	$76,704,773.32	100.00%

Documentation	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full	326	$55,055,113.57	71.78%
Limited	51	7,513,670.29	9.80
Stated	33	6,687,351.74	8.72
Alternative	58	5,037,405.97	6.57
Missing	18	1,389,095.70	1.81
No Documentation	10	520,225.44	0.68
Streamlined	1	501,910.61	0.65
Total	497	$76,704,773.32	100.00%

Originator	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
New Century	84	$29,272,894.36	38.16%
Banc Of America	22	8,887,682.78	11.59
Accredited	21	7,310,256.66	9.53
Altegra	84	6,065,705.39	7.91
GMAC/ RFC	48	3,999,904.48	5.21
Freemont Investment	14	3,111,272.45	4.06
Impac	13	2,477,801.11	3.23
Amresco	33	2,184,621.98	2.85
First Union	37	1,587,615.52	2.07
All Others (40)	141	11,807,018.59	15.39
Total	497	$76,704,773.32	100.00%

State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alabama	8	$1,175,564.42	1.53%
Arizona	3	168,712.93	0.22
Arkansas	8	356,626.31	0.46
California	119	37,322,409.56	48.66
Colorado	6	1,911,253.27	2.49
Connecticut	2	258,992.97	0.34
Delaware	2	127,721.59	0.17
District Of Columbia	1	98,156.82	0.13
Florida	24	2,680,837.72	3.50
Georgia	21	2,958,055.45	3.86
Illinois	34	3,617,376.46	4.72
Indiana	11	1,378,375.68	1.80
Iowa	1	21,914.54	0.03
Kansas	3	116,604.25	0.15
Kentucky	4	356,578.56	0.46
Louisiana	3	117,182.46	0.15
Maine	1	55,798.39	0.07
Maryland	19	1,927,987.10	2.51
Massachusetts	7	1,576,001.35	2.05
Michigan	14	1,493,853.98	1.95
Minnesota	1	564,746.58	0.74
Mississippi	9	558,207.97	0.73
Missouri	18	1,220,328.99	1.59
Nebraska	1	40,790.93	0.05
Nevada	4	419,399.33	0.55
New Jersey	14	1,763,573.98	2.30
New Mexico	1	92,206.85	0.12
New York	18	3,290,506.50	4.29
North Carolina	22	1,665,287.05	2.17
Ohio	24	1,623,681.83	2.12
Oklahoma	2	44,266.26	0.06
Oregon	3	637,704.10	0.83
Pennsylvania	22	1,110,953.21	1.45
Rhode Island	1	377,699.95	0.49

(Continued)

State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
South Carolina	13	885,374.61	1.15
Tennessee	9	549,980.02	0.72
Texas	26	1,544,088.02	2.01
Utah	7	931,010.02	1.21
Virginia	5	338,553.00	0.44
Washington	4	1,223,692.17	1.60
West Virginia	1	62,217.15	0.08
Wisconsin	1	40,500.99	0.05
Total	497	$76,704,773.32	100.00%